Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2021 FINANCIAL

RESULTS

ATHENS, Greece, April 29, 2021 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2021.

Highlights

	Three-month periods ended March 31,
	2021	2020	Increase
Revenues	$38.1 million	$33.7 million	13%
Expenses	$24.2 million	$22.5 million	8%
Net Income	$10.9 million	$6.7 million	63%
Net Income per common unit	$0.57	$0.35	63%

•	Operating Surplus[1] and Operating Surplus after the quarterly allocation to the capital reserve for the first quarter of 2021 were $24.5 million and $14.4 million respectively.

•	Announced common unit distribution of $0.10 for the first quarter of 2021.

•	Repurchased 133,423 of the Partnership’s common units, at an average cost of $10.46 per unit.

•	Took delivery of three 5,100 TEU container vessels with long term charter to Hapag Lloyd.

•	Agreed to sell two 9,300 TEU container vessels for a total consideration of $195.0 million, which is expected to result in a capital gain of $47.8 million.

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container industry, in general. The various travel restrictions, health protocols and changing quarantine regimes in the countries in which we operate have so far translated into, among other things, increased costs and off hire related to crewing, crew rotation and crew related expenses, in addition to higher forwarding expenses and longer lead times to delivery, as well as increased dry-docking duration and costs. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the first quarter of 2021, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.1million.

The actual impact of the COVID-19 pandemic in the longer run, as well as the extent of any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic will continue to develop, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“The first quarter financial performance of the Partnership reflects primarily the contribution of the increased fleet size of the Partnership, as we have managed to increase our fleet by more than 55% in terms of number of vessels since the spin-off of our tanker assets two years ago

We have recently also taken advantage of the extraordinary container market environment and moved to sell two of our vessels at record high prices, thus securing a significant capital gain and a material increase in our available cash balances, once the sales materialize. This gives us a unique opportunity to pursue our objectives at a grander scale: first, to continue to grow our fleet with modern vessels that provide cash flow visibility, second to continue to return capital to our unitholders through distributions and unit buybacks and last but not least to set the basis for a fleet renewal program that will help reduce the Partnership’s environmental footprint, as ESG considerations and especially vessel trading emissions come to the forefront in our industry.”

Financial Summary

Overview of First Quarter 2021 Results

Net income for the quarter ended March 31, 2021 was $10.9 million, compared with net income of $6.7 million for the first quarter of 2020. After taking into account the interest attributable to the general partner, net income per common unit for the quarter ended March 31, 2021 was $0.57, compared to net income per common unit of $0.35 for the first quarter of 2020.

Total revenue was $38.1 million for the quarter ended March 31, 2021, compared to $33.7 million during the first quarter of 2020. The increase in revenue was primarily attributable to the increase in the size of our fleet following the acquisition of three 10,000 TEU containers in late January 2020 and three 5,100 TEU containers in February 2021 and the decrease in off hire days incurred during the first quarter of 2021 as none of our vessels underwent their special survey during the period compared to three vessels that incurred off hire days in connection with the installation of scrubber systems and passing of their special survey during the first quarter of 2020, partly set off by the decrease in the average daily charter rate earned by the vessels in our fleet.

Total expenses for the quarter ended March 31, 2021 were $24.2 million, compared to $22.5 million in the first quarter of 2020. Voyage expenses for the quarter ended March 31, 2021 increased to $2.2 million, compared to $1.2 million in the first quarter of 2020, as one of the vessels in our fleet was employed under voyage charters compared to none during the respective period in 2020. Total vessel operating expenses during the first quarter of 2021 amounted to $9.2 million, compared to $9.9 million during the first quarter of 2020. Operating expenses decreased during the first quarter of 2021 compared to the same period in 2020 mainly due to costs incurred during the passing of the special surveys of three of our ships in 2020 partly offset by the increase in the size of our fleet. Total expenses for the first quarter of 2021 also included vessel depreciation and amortization of $11.1 million, compared to $9.6 million in the first quarter of 2020. The increase in depreciation and amortization during the first quarter of 2021 was mainly attributable to the increase in the size of our fleet and the completion of the special surveys and the installation of scrubber systems in certain of our vessels during 2020. General and administrative expenses for the first quarter of 2021 amounted to $1.7 million as compared to $1.8 million in the first quarter of 2020.

Total other expense, net for the quarter ended March 31, 2021 was $3.1 million compared to $4.5 million for the first quarter of 2020. Total other expense, net includes interest expense and finance costs of $3.4 million for the first quarter of 2021, as compared to $4.7 million for the first quarter of 2020. The decrease in interest expense and finance costs was mainly attributable to the decrease in the LIBOR weighted average interest rate compared to the first quarter of 2020 partly offset by the increase in the average long-term debt outstanding during the period.

Capitalization of the Partnership

As of March 31, 2021, total cash amounted to $60.6 million. Total cash includes restricted cash of $8.5 million which represents the minimum liquidity requirement under our financing arrangements.

As of March 31, 2021, total partners’ capital amounted to $430.2 million, an increase of $8.1 million compared to $422.1 million as of December 31, 2020. The increase reflects net income for the three months ended March 31, 2021 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $1.9 million and the repurchase of Partnership’s common units for an aggregate amount of $1.4 million.

As of March 31, 2021, the Partnership’s total debt was $406.4 million, reflecting an increase of $26.7 million compared to $379.7 million as of December 31, 2020. The increase is attributable to the sale and lease back transaction entered into with CMB Financial Leasing Co., Ltd, (“CMBFL”) for an amount of $30.0 million in aggregate and the sellers’ credit agreement with Capital Maritime & Trading Corp. in the amount of $6.0 million in connection with the acquisition of three 5,100 TEU container vessels in February 2021, partially offset by scheduled principal payments during the period.

Operating Surplus

Operating surplus for the quarter ended March 31, 2021 amounted to $24.5 million, compared to $20.7 million for the previous quarter ended December 31, 2020 and $21.1 million for the first quarter of 2020. We allocated $10.1 million to the capital reserve for the first quarter of 2021, an increase of $0.8 million compared to the previous quarter due to the increased debt amortization resulting from the acquisition of the three 5,100 TEU container vessels. Operating surplus for the quarter ended March 31, 2021, after the quarterly allocation to the capital reserve was $14.4 million.

Sale of Two 9,300 TEU Container Vessels

On April 7, 2021, the Partnership entered into two separate memoranda of agreement for the sale of the M/V ‘CMA CGM Magdalena’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2016, Daewoo-Mangalia Heavy Industries S.A.) and the M/V ‘Adonis’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) to an unaffiliated third party for a total consideration of $195.0 million. Delivery of the M/V ‘CMA CGM Magdalena’ and the M/V ‘Adonis’

to their buyer is expected in May and July/August 2021, respectively. The M/V ‘Adonis’ and the M/V ‘CMA CGM Magdalena’ were acquired in September 2015 and in February 2016, respectively, each for a purchase price of $81.5 million. The Partnership expects to record a capital gain on the sale of the vessels in an amount of $47.8 million in the third quarter of 2021. The Partnership expects gross cash proceeds from the sale after repaying outstanding debt of approximately $97.6 million.

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. As of March 31, 2021 the Partnership repurchased 133,423 common units since the launch of the unit repurchase plan on February 19, 2021, at an average cost of $10.46 per unit.

Quarterly Common Unit Cash Distribution

On April 26, 2021, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.10 per common unit for the first quarter of 2021 payable on May 10, 2021 to common unit holders of record on May 3, 2021.

Market Commentary Update

The first quarter of 2021 saw further increases in container charter rates with additional positive momentum building up into the second quarter of 2021. The supply of available vessels in the charter market is very restricted at this point – especially for panamax size and larger vessels – thus, creating more upward pressure on rates, while longer charter durations are being offered by charterers in order to incentivize owners to fix. Container volume growth remains high, especially on the transpacific, where volumes were up by more than 45% during January-February 2021 compared to the same period a year ago. It is also remarkable that demand for container vessels remained strong even during the traditionally weaker period for charter rates around Chinese New Year in February 2021. Overall, the COVID-19 pandemic continues to induce increased demand for containerized goods and the associated inventory replenishment, while the accident of a 20,000 TEU container vessel during the Suez canal passage has further exacerbated the logistics chain bottleneck that has persisted over the last few quarters.

As a result, analysts expect container vessel demand to grow by 6.0% in 2021. At the same time, the strength of the container chartering market resulted in the container vessel orderbook approximately doubling within less than 12 months, standing at around 17% of current fleet TEU capacity in mid-April 2021. As of quarter end, slippage including cancellations of newbuilding container vessels stood at 18.0% in TEU compared to 25% at the end of the fourth quarter of 2020. Supply growth for 2021 is estimated at 4.3% compared to FY 2020 estimate of 2.9% and it is expected at 2.4% in 2022.

Conference Call and Webcast

Today, April 29, 2021, the Partnership will host an interactive conference call at 10:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877)-553-9962 (U.S. Toll Free Dial In), 0(808)238-0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 6, 2021 by dialing 1 866 331 -1332 (U.S. Toll Free Dial In), 0 (808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 17 vessels, including 13 Neo-Panamax and three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchase, market and charter rate expectations, and, in particular, the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended March 31,
	2021	2020
Revenues	38,143	33,687
Expenses:
Voyage expenses	2,239	1,202
Vessel operating expenses	7,935	8,729
Vessel operating expenses—related parties	1,282	1,188
General and administrative expenses	1,651	1,789
Vessel depreciation and amortization	11,080	9,631

Operating income	13,956	11,148

Other income / (expense), net:
Interest expense and finance cost	(3,380)	(4,672)
Other income	303	198

Total other expense, net	(3,077)	(4,474)

Partnership’s net income	10,879	6,674

General Partner’s interest in Partnership’s net income	201	123
Common unit holders’ interest in Partnership’s net income	10,678	6,551
Net income per:
Common unit, basic and diluted	0.57	0.35
Weighted-average units outstanding:
Common units, basic and diluted	18,179,048	18,194,142

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	52,084	47,336
Trade accounts receivable, net	3,173	2,855
Prepayments and other assets	3,666	3,314
Inventories	3,271	3,528
Claims	1,043	746

Total current assets	63,237	57,779

Fixed assets
Vessels, net	755,448	712,197

Total fixed assets	755,448	712,197

Other non-current assets
Above market acquired charters	32,470	34,579
Deferred charges, net	5,134	6,001
Restricted cash	8,500	7,000
Prepayments and other assets	4,748	4,642

Total non-current assets	806,300	764,419

Total assets	869,537	822,198

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	38,979	35,810
Trade accounts payable	7,669	9,029
Due to related parties	5,533	3,257
Accrued liabilities	10,736	10,689
Deferred revenue	2,275	2,821

Total current liabilities	65,192	61,606

Long-term liabilities
Long-term debt, net	361,796	338,514
Below market acquired charters	12,385	—

Total long-term liabilities	374,181	338,514

Total liabilities	439,373	400,120

Commitments and contingencies

Total partners’ capital	430,164	422,078

Total liabilities and partners’ capital	869,537	822,198

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2021	2020
Cash flows from operating activities:
Net income	10,879	6,674
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	11,080	9,631
Amortization of deferred financing costs	371	533
Amortization / accretion of above / below market acquired charters	1,837	3,576
Equity compensation expense	504	510
Changes in operating assets and liabilities:
Trade accounts receivable, net	(318)	421
Prepayments and other assets	(458)	1,783
Insurance claims	(297)	153
Inventories	257	(522)
Trade accounts payable	(446)	2,721
Due to related parties	2,276	1,604
Accrued liabilities	32	3,756
Deferred revenue	(546)	599
Dry-docking costs paid	(13)	(32)

Net cash provided by operating activities	25,158	31,407

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(35,988)	(171,551)

Net cash used in investing activities	(35,988)	(171,551)

Cash flows from financing activities:
Proceeds from long-term debt	30,030	115,500
Deferred financing costs paid	(353)	(1,136)
Payments of long-term debt	(9,302)	(7,704)
Repurchase of common units	(1,400)	—
Dividends paid	(1,897)	(6,640)

Net cash provided by financing activities	17,078	100,020

Net increase / (decrease) in cash, cash equivalents and restricted cash	6,248	(40,124)

Cash, cash equivalents and restricted cash at beginning of period	54,336	63,464

Cash, cash equivalents and restricted cash at end of period	60,584	23,340

Supplemental cash flow information
Cash paid for interest	2,895	3,692
Non-Cash Investing and Financing Activities
Seller’s credit agreement	6,000	—
Capital expenditures included in liabilities	1,326	15,876
Capitalized dry-docking costs included in liabilities	1,636	5,393
Deferred financing costs included in liabilities	300	13
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	52,084	16,340
Restricted cash—Non-current assets	8,500	7,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	60,584	23,340

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2021	For the three-month period ended December 31, 2020	For the three-month period ended March 31, 2020
Partnership’s net income	10,879	7,268	6,674

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	11,954	11,560	10,671
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	1,651	1,854	3,732

Total Operating Surplus from operations	24,484	20,682	21,077

Capital reserve	(10,128)	(9,302)	(10,163)

Operating Surplus after capital reserve	14,356	11,380	10,914

Increase in recommended reserves	(12,472)	(9,483)	(4,274)

Available Cash	1,884	1,897	6,640

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.